FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

P.E.
7/31/02

For the month of July, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/07/2002

TIME: 11:34:15

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sea Gas Project Awards Pipe Supply Contract

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 July 2002
From	Bill Hundy	Pages	2
Subject	**SEA GAS PROJECT**		

Attached please find a media release to be made by SEA Gas today. Origin Energy has a 50% interest in the SEA Gas project.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

MEDIA RELEASE
July 19, 2002

SEA GAS PROJECT AWARDS PIPE SUPPLY CONTRACT

The $300 million SEA Gas pipeline project has announced today that a leading Australian manufacturer will supply line pipe to the 680km pipeline.

Project Turnkey Contractor, Spie Capag - Lucas Joint Venture was appointed in May 2002. A major order has been placed with OneSteel to supply the majority of the line pipe required for the 360 millimetre diameter underground pipeline to be built between Adelaide, South Australia, and Port Campbell, Victoria.

OneSteel was selected from a number of international players following the successful supply of pipe to the Tasmanian Gas Pipeline, and other Australian pipeline projects.

Pipe deliveries will commence in September, and construction of the pipeline – to be jointly owned by Origin Energy and International Power - will begin in October. Funding arrangements for the project were finalised in May along with the awarding of contracts for the pipeline's major engineering, procurement and construction phases and the first compressor station.

The SEA Gas pipeline will provide SA with a new natural gas supply from October, 2003, with the project able to meet 80 per cent of the State's current natural gas demand. The pipeline also will alleviate gas supply security issues and create new regional development opportunities along its route in regional Victoria and South Australia.

FURTHER INFORMATION: Please contact

Mr Jim Kouts, International Power Corporate Affairs Manager (Australia)
on 0417 866 474

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/07/2002

TIME: 16:15:55

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To acquire CitiPower electricity retail business

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 July 2002
From	Bill Hundy	Pages	3
Subject	ORIGIN ENERGY TO ACQUIRE CITIPOWER ELECTRICITY RETAIL BUSINESS		

Attached please find an announcement regarding the acquisition of the CitiPower electricity retail business.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

19 July 2002

Origin Energy to acquire CitiPower electricity retail business

Origin Energy today announced, following announcement of the acquisition of CitiPower by Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE) from American Electric Power (AEP), that it has agreed to purchase the electricity retail business of CitiPower for a total of A$137 million. The transaction is to be concurrent with the purchase by CKI and HKE of the CitiPower electricity distribution and retail businesses from AEP for a total sum of $1.555 billion. Following these transactions CKI and HKE will retain ownership of the corporate entity CitiPower I Pty Ltd and its electricity distribution business.

CitiPower's retail business that will be purchased by Origin Energy comprises 260,000 residential and small business customers in Melbourne's CBD and inner suburbs, and 4,000 large commercial and industrial customers throughout the eastern seaboard.

Origin Energy Managing Director Grant King said, "This acquisition is consistent with the company's long-term strategic focus to identify and develop opportunities within each of its businesses, which can be leveraged across the company's operations.

"The acquisition of the CitiPower retail business will add 264,000 customers to our existing customer base, and takes total customers to over 2 million. This will provide Origin Energy with a 37% market share in Victoria and a national energy market share close to 20%. This scale provides added wholesale purchasing power and improved economies through the spread of fixed costs such as call centre operation, billing system and marketing over a larger customer base. The acquisition will also allow us to develop a direct relationship with these customers for our value added energy services such as Origin Energy Shop and 24 direct, and provide dual fuel packages for the existing 160,000 CitiPower customers who do not currently purchase gas from Origin Energy.

"This acquisition together with our other pipeline of projects such as Bass Gas, additional gas-fired peaking capacity, the development of the Otway Basin Thylacine and Geographe gas fields and SEA Gas, all demonstrate how Origin Energy's integrated strategy is applied to take advantage of the opportunities emerging in the industry," Grant King concluded.

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Origin Energy will enter into a Service Level Agreement for transitional services to be provided by CitiPower (owned by CKI / HKE), while CitiPower customers are transferred into Origin's existing billing and operational systems.

Whilst the acquisition will increase Origin Energy's revenue by approximately $650 million, it will be earnings neutral in the first year when the above transitional expenses will be incurred. It will add significantly to earnings in subsequent years.

The purchase of CitiPower's retail business will be debt funded, and will not require any equity to be raised as a result of the acquisition. Based on discussions with Standard & Poor's, Origin Energy is confident that its BBB+ / A-2 credit rating will be maintained.

Origin Energy and CitiPower expect to complete the transaction by the end of August, 2002.

For further information contact:

Grant King
Managing Director
Origin Energy
02 9220 6470
0419 266 049
grant.king@originenergy.com.au

Angus Guthrie
Manager, Investor Relations
Origin Energy
02 9220 6558
0417 864 255
angus.guthrie@originenergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy now supplies energy to more than 2 million homes and businesses.

About CitiPower: CitiPower owns and manages the electricity distribution network in Melbourne's Central Business District and inner suburbs. Its retail footprint covers a 157 square kilometre area and includes the headquarters of a number of Australia's cultural and sporting icons such as the Melbourne Cricket Ground, the Victorian Arts Centre and the home of the Australian Tennis Open, Melbourne Park.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/07/2002

TIME: 14:43:38

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 2 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 July 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 2 PROGRESS REPORT**		

Please find attached a progress report regarding Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

22 July 2002

Hovea 2 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the exploration/appraisal well Hovea 2, reached a total depth of 2687m at 24:00 hours on Saturday 20 July 2002. Wireline logs are currently being run. Progress since the last report has been 268m.

The well intersected a gas saturated interval within the High Cliff Sandstone and a Drill Stem Test was run over the interval 2370m-2419m, flowing gas at a stabilised rate of 16.5 million cubic feet per day, through a ¾ inch choke. Interpretation of the reservoir pressure available from the testing, whilst encouraging, did not confirm the commerciality of the zone tested and it is proposed to now undertake additional logging and/or testing of the High Cliff Sandstone before a decision is made on the future of the well.

A decision on the sidetrack of Hovea 2 to appraise the Hovea 1 Dongara Sandstone oil pool will be made once the vertical well has been fully evaluated.

Participants in Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/07/2002

TIME: 08:56:45

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation re Acquisition of Citipower electricity retail

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 July 2002
From	Bill Hundy	Pages	1
Subject	**ACQUISITION OF CITIPOWER ELECTRICITY RETAIL BUSINESS**		

Please find attached a presentation regarding the above acquisition, which will be given to Analysts by Mr Grant King this morning.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Acquisition of CitiPower's electricity retail business

Analysts Briefing

22 July 2002

Outline

- The acquisition
- Strategic rationale
- Financial implications
- Questions

Origin energy

The acquisition

- All shares in CitiPower to be purchased by CKI / HKE* for A$1.555 billion
- Origin will pay CKI / HKE cash of A$137 million to acquire CitiPower's retail business
- Transitional services structure duplicates Powercor** acquisition structure
  - Smooth transfer of operations and staff expected
- The effective date of the transaction will be 1 July, 2002
- Completion is expected by the end of August, 2002

* Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE)
** Origin Energy purchased the electricity retail business of Powercor in April 2001

Origin energy

The acquisition complements Origin's position in energy retailing

- Total national retail accounts over 2 million:
  - 1,000,000 Natural gas accounts
  - 850,000 Electricity accounts
  - 210,000 LPG accounts
- Largest energy retailer in Victoria
  - >37% market share of all electricity and gas accounts
  - Limited current dual-fuel supply
  - Direct customer billing relationship with 1.3 million Victorians (approx 60% of all Victorian energy consumers)
- Wide geographic footprint covering most of Victoria and now also Melbourne CBD and inner suburbs
- Gas shops throughout Victoria, South Australia and the ACT
- Leading green electricity products
- Competitive supply arrangements

Origin energy

Origin's customer base now covers most of Victoria.....


ELECTRICITY
GAS
Swan Hill
Echuca
Bendigo
Ballarat
Hamilton
Portland
Warrnambool
Geelong
Melbourne
Origin Gas Customers
Origin
AGL
TXU
CitiPower

....and Origin has a direct relationship with 60% of Victorian energy consumers

The acquisition builds on Origin's strategic position

Strategic Positioning	CitiPower Impact	Origin Position
Retail Scale:	264,000 customers	2 million customers
Geographic presence:	Melbourne CBD & inner suburbs	National retailer Vic energy market leader
Systems & Processes:	Improved utilization of existing systems	Multi-product capability Low transaction costs
Dual Fuel:	Electricity to ~100,000 Origin gas customers	Demonstrated capability in gas & electricity
Supply & risk management:	Broadened contract portfolio. Balanced counterparty risk	Gas production & contracts Generation capacity Generator agreements & excellent hedge book
Customer Choice	~160,000 customers new to Origin Energy products	Retail energy products Green Earth environmental Origin Energy Shops Flexible payment options

The acquisition adds significant revenue, sales volumes and cash flow to the electricity business

• Customer numbers	264,000	~45%
• Annual Sales	6 TWhr	~70%
• Annual revenues	$ 650 million	~70%

- The higher proportion of SME and I&C customers compared to Origin's existing electricity customer base provides higher sales per customer

Origin energy

Page 7

Financial impact

- EPS neutral in FY 2003
- Strongly EPS positive in FY 2004+
- Fully funded through debt
  - Debt:equity increase to 49% at completion
- Standard & Poor's has confirmed that Origin's BBB+ / A-2 credit rating will be maintained
- The acquisition will not impact Origin Energy's ability to fund its existing pipeline of growth projects through its strong cash flows and balance sheet

Origin energy

Page 8

This acquisition complements existing projects that will contribute to the growth of Origin Energy



* Projects that will contribute in FY 02/03
Projects initiated but not yet contributing
* Acquisition of Fairview & Durham CSG assets
New CSG contracts (AMC) starting 2004
* Perth Basin gas and oil discoveries
* Quarantine power station : 95 MW
* Integration of retail electricity businesses
* Worsley Cogeneration : 120 MW
SEAGas pipeline
Commercialisation of BassGas project
Offshore Otway Basin appraisal and development

Origin energy

Page 9

Origin energy

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/07/2002

TIME: 12:18:14

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 2 Progress Report

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 July 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 2 PROGRESS REPORT**		

Please find attached a progress report regarding Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

23 July 2002

Hovea 2 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 2 well will now be completed for gas production from the High Cliff sandstone interval that recently flowed gas at a rate of 16.5 million cubic feet per day during a drill stem test.

The setting of production casing in Hovea 2 means that it will now not be possible to sidetrack from this well to test the Dongara Sandstone oil pool intersected by the Hovea 1 well and consequently the rig will be moved to drill a new deviated well (Hovea 3) from a different surface location to test the Hovea 1 oil pool. It is anticipated that the completion of Hovea 2 and the rig move will take approximately 10 days with a further 10 days drilling to the top of the Hovea 1 oil zone.

Further details of the program and timing of the Hovea 3 well will be made available later this week once all the technical data from Hovea 2 has been analysed.

Participants in Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/07/2002

TIME: 09:57:28

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea Drilling Program Update

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 July 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA DRILLING PROGRAM UPDATE**		

Please find attached an update on the Hovea drilling program.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

25 July 2002

Hovea Drilling Program Update

Origin Energy Resources Limited *, advises that 7 inch casing has been run in the Hovea 2 well which will be suspended for future gas production.

Century rig 24 will now be moved as soon as practicable to drill a new deviated well (Hovea 3) from the Hovea 1 surface location to test the extent of the oil pool up dip of the Hovea 1 well. It is anticipated that the completion of Hovea 2 and the rig move will take approximately 9 days with a further 10 days drilling to the top of the Hovea 1 oil zone.

Hovea 3 will be drilled as a deviated well to a Dongara Sandstone bottom hole location 310 metres northeast of the Hovea 1 well. It is also planned to design the Hovea 3 well to allow for it to be drilled to intersect the High Cliff gas pool discovered at Hovea 2 in a down dip location.

Participants in Hovea 2 and 3 are as follows:

Origin Energy Developments Pty Limited *	50.00%
Arc Energy NL	50.00%

(Under agreement with ARC, Origin will operate the drilling of Hovea 3)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/07/2002

TIME: 12:47:51

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Welcomes Otway gas fields environmental studies

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 July 2002
From	Bill Hundy	Pages	3
Subject	**OTWAY GAS FIELDS' ENVIRONMENTAL STUDIES**		

Attached please find a media release entitled "Origin Energy welcomes Otway gas fields' environmental studies".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Media Release

25 July 2002

Origin Energy welcomes Otway gas fields' environmental studies

Origin Energy today welcomed the decision by the Otway Gas Project Joint Venture parties to begin the environmental approvals process for the proposed development of the Thylacine and Geographe gas fields, offshore southwestern Victoria.

Managing Director Origin Energy, Grant King, said today's announcement by project operator Woodside is an important step towards realising Origin Energy's commitment to bring greater security and diversity of gas supply to south-eastern Australia.

"The Joint Venture is confident that the Scope for Recovery volumes for the combined Thylacine and Geographe gas fields are about 0.8 trillion cubic feet and about nine million barrels of condensate. That is enough gas to provide more than 10 percent of current annual demand in southeastern Australia for at least 10 years. We are aiming to book reserves at the end of 2002.

"The gas from Thylacine and Geographe is likely to be piped to an onshore processing facility then enter the main gas transmission system, with the flexibility to go east to Melbourne via the existing infrastructure, or west via the SEA Gas Pipeline to Adelaide.

"Construction of the SEA gas pipeline (a joint venture between Origin and Australian National Power), is scheduled to commence later this year and once complete, will connect existing gas pipeline networks in south-eastern Australia. The development of this interconnected network will help to relieve pressure on growing energy demand in Victoria and South Australia, particularly at peak times" Mr. King said.

Feasibility studies conducted by the Joint Venture parties indicate that gas from the Thylacine and Geographe fields may be developed to provide gas to customers in Victoria and South Australia in 2006.

Participants in VIC/P43 (Geographe) are Woodside Energy Ltd. (55%), Origin Energy Resources Limited (30%), and CalEnergy Gas (Australia) Limited (15%). Participants in T/30P(Thylacine) are Woodside Energy Ltd. (50%), Origin Energy Resources Limited (30%), and Benaris International N.V. (20%).

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

For further information contact:

Tony Wood
General Manager Public & Govt. Affairs
Origin Energy
03 9652 5506
0419 642 098
tony.wood@originenergy.com.au

Grant King
Managing Director
Origin Energy
02 9220 6470
0419 266 049
grant.king@originergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 1.8 million homes and businesses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated August 2, 2002 by William M. Hundy
Secretary

(Signature)